The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

July 26, 2011

Enerplus Announces 2011 Second Quarter Results Conference Call

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will release operating and financial results for the second quarter of 2011 prior to market open on Friday, August 5, 2011. A conference call will be held at 9:00 am MT to discuss these results. The complete MD&A and Financial Statements for the second quarter will be available on our website at www.enerplus.com as well as our SEDAR profile at www.sedar.com and our EDGAR profile at www.sec.gov. Details of the conference call are as follows:

Q2 Results Live Conference Call

Date: Friday, August 5, 2011
Time: 9:00 am MT/11:00 am ET
Dial-In: 647-427-7450
              1-888-231-8191 (toll free)
Audiocast: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3605140

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A podcast of the conference call will also be available on our website for downloading following the event.

A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In: 416-849-0833
              1-855-859-2056 (toll free)

Passcode: 83942651

For further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com. Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation